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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
                        (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)


                                 Amendment No. 2


                                 n-Vision, Inc.
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                                (Name of Issuer)


                                 n-Vision, Inc.
                        Advanced Technology Systems, Inc.
                             ATS Acquisitions, Inc.
                                 Delmar J. Lewis
                              Claude H. Rumsey, Jr.
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                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   62944R 30 7
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                      (CUSIP Number of Class of Securities)


                                 Delmar J. Lewis
                                 n-Vision, Inc.
                            7680 Old Springhouse Road
                           Madison Bldg., First Floor
                             McLean, Virginia 22102
                                 (703) 506-8808
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)


         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                  or Rule 13e-3(c) [ss. 240.13e-3(c)] under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [ ]  A tender offer.

         d.       [ ]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]


                            CALCULATION OF FILING FEE
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         Transaction Valuation*                    Amount of filing fee
                  $1,275,762                                $256
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         *For purposes of calculating the filing fee only. This assumes the purchase of 2,551,523 shares of common stock of the Issuer at $0.50 cash per share.

         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $256
                         ----

Form or Registration No.: PRE14A
                          ------

Filing Party: n-Vision, Inc.
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Date Filed: November 8, 1999
            ----------------


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



         This Rule 13e-3 Transaction Statement is being filed by n-Vision, Inc., a Delaware corporation (the "Company" or "Issuer"), Advanced Technology Systems, Inc. ("ATS"), ATS Acquisitions, Inc. ("ATS Acquisitions"), Delmar J. Lewis and Claude H. Rumsey, Jr. in connection with the Agreement and Plan of Merger dated October 15, 1999 (the "Agreement"), a copy of which is attached as Appendix A of the proxy statement ("Proxy Statement"), filed with the Securities and Exchange Commission on November 8, 1999 pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. Pursuant to the Agreement, ATS Acquisitions, a newly formed Delaware corporation that is wholly-owned by ATS, will be merged with and into the Company and all outstanding shares of common stock, $0.01 par value, of the Company (except for 100,000 shares of common stock held by ATS and shares held by dissenting shareholders) will be cancelled and converted automatically into the right to receive $0.50 in cash, payable to the holder, without interest, upon the terms and subject to the conditions set forth in the Agreement.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Proxy Statement is hereby expressly incorporated herein by reference. A copy of such Proxy Statement of the Company is attached hereto as Exhibit (d)(1).


                              CROSS REFERENCE SHEET

                  Item in                                     Location in
                  Schedule 13E-3                              Proxy Statement
                  --------------                              ---------------

                  Item 1(a)...................................The Merger Agreement
                  Item 1(b)...................................Market Prices of Common Stock and Dividends
                  Item 1(c)...................................Market Prices of Common Stock and Dividends
                  Item 1(d)...................................Market Prices of Common Stock and Dividends
                  Item 1(e)...................................*
                  Item 1(f)...................................*
                  Item 2(a)...................................The Merger Agreement; Management
                  Item 2(b)...................................The Merger Agreement; Management
                  Item 2(c)...................................The Merger Agreement; Management
                  Item 2(d)...................................The Merger Agreement; Management
                  Item 2(e)...................................Management
                  Item 2(f)...................................Management
                  Item 2(g)...................................Management
                  Item 3......................................Special Factors; Certain Related Transactions
                  Item 4(a)...................................Summary; Special Factors; The Merger
                                                                  Agreement
                  Item 4(b)...................................Summary; Special Factors
                  Item 5......................................The Merger Agreement; Conduct of n-Vision's
                                                                  Business After The Merger
                  Item 6(a)...................................Special Factors
                  Item 6(b)...................................The Merger Agreement
                  Item 6(c)...................................Special Factors
                  Item 6(d)...................................Special Factors





                  Item 7......................................Special Factors
                  Item 8......................................Special Factors
                  Item 9......................................Special Factors
                  Item 10(a)..................................Voting Securities and Principal Holders Thereof
                  Item 10(b)..................................*
                  Item 11.....................................*
                  Item 12(a)..................................Summary; Voting Rights and Proxies; Special Factors
                  Item 12(b)..................................Special Factors
                  Item 13(a)..................................Rights of Dissenting Shareholders
                  Item 13(b)..................................*
                  Item 13(c)..................................*
                  Item 14.....................................Financial Statements
                  Item 15(a)..................................*
                  Item 15(b)..................................*
                  Item 16.....................................Proxy Statement
                  Item 17.....................................Separately included herewith

---------------
         *  This Item is inapplicable or the answer thereto is in the negative.

1.       Issuer and Class of Security Subject to the Transaction.

         (a) The name of the Company is n-Vision, Inc. Its principal executive offices are located at 7680 Old Springhouse Road, Madison Building, First Floor, McLean, Virginia 22102.

         (b) The title of the securities subject to the transaction is the Company's common stock, $0.01 par value (the "Common Stock"). As of November 4, 1999 there were approximately 2,651,523 shares of Common Stock outstanding. As of November 4, 1999, there were approximately 26 record holders of Common Stock.


         (c)-(d) The principal market in which the securities are being traded and the high and low bid quotations and information as to dividends paid by the Company and the effect on the ability to pay future dividends is set forth in the Proxy Statement under the heading titled "Market Prices of Common Stock and Dividends," which is incorporated herein by reference pursuant to General Instruction D of Schedule 13E-3.


         (e) No underwritten public offering of the Company's securities has been made by the persons filing this Statement during the past three years.


         (f) None of the Company nor affiliates have purchased any of the Company's securities since the commencement of the Company's second full fiscal year preceding the date of this Statement.

2.       Identity and Background.

         (a)-(d) This Statement is being filed by the Company, ATS, ATS Acquisitions Delmar J. Lewis and Claude H. Rumsey, Jr. The Company is the issuer of the Common Stock subject to the Rule 13e-3 transaction. The information set forth in the Proxy Statement under the headings "The Merger Agreement--Parties to the Merger" and "Management" is incorporated herein by reference pursuant to General Instruction D of Schedule 13E-3.


         (e)-(f) None of Delmar J. Lewis, Claude H. Rumsey, Jr., the Company, ATS, ATS Acquisitions, nor its executive officers, directors or controlling shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g) The information set forth in the Proxy Statement under the heading "Management" is incorporated herein by reference.


3.       Past Contracts, Transactions or Negotiations.

         (a)-(b) The information required by this Item is set forth in the Proxy Statement under the heading "Special Factors--Background of the Merger," "--Interests of Certain Persons in the Merger; Conflicts of Interest" and "Certain Related Transactions."


4.       Terms of the Transaction.


         (a) The information set forth in the Proxy Statement under the headings "Summary", "Special Factors" and "The Merger Agreement" is incorporated herein by reference.


         (b) The information set forth in the Proxy Statement under the headings "Summary--Interests of Certain Persons in the Merger; Conflicts of Interest," and "Special Factors--Interests of Certain Persons in the Merger; Conflicts of Interest" is incorporated herein by reference.


5.       Plans or Proposals of the Issuer or Affiliate.


         (a) - (g) The information set forth in the Proxy Statement under the headings "Special Factors--The n-Vision Directors and Executive Officers," "The Merger Agreement--General" and "Conduct of n-Vision's Business After the Merger" is incorporated herein by reference.


6.       Source and Amount of Funds or Other Consideration.


         (a), (c) - (d) The information set forth in the Proxy Statement under the heading "Special Factors--Source of Funds" is incorporated herein by reference.


         (b) The information set forth in the Proxy Statement under the heading "The Merger Agreement--Expenses of the Merger" is incorporated herein by reference.

7.       Purposes, Alternatives, Reasons and Effect.


         (a) - (c) The purpose of the Merger, alternative means considered and the reason for its structure is set forth in the Proxy Statement under the headings titled "Special Factors--Background of the Merger," "--Recommendation of the Special Committee and Board of Directors; Reasons for the Merger," "--ATS' and ATS Acquisitions' Purpose and Reasons for the Merger" and "--Messrs. Lewis' and Rumsey's Purpose and Reasons for the Merger" each of which is incorporated herein by reference.


         (d) The information set forth in the Proxy Statement under the headings "Special Factors--Certain Effects of the Merger", "--Interests of Certain Persons in the Merger; Conflicts of Interest" and "--Federal Income Tax Consequences" is incorporated herein by reference.


8.       Fairness of the Transaction.

         (a) - (f) The information set forth in the Proxy Statement under the heading "Special Factors--Recommendation of the Special Committee and Board of Directors; Reasons for the Merger", "--ATS' and ATS Acquisitions' Purpose and Reasons for the Merger," "--Messrs. Lewis' and Rumsey's Purpose and Reasons for the Merger" and "--Opinion of Financial Advisor" is incorporated herein by reference.

9.       Reports, Opinions, Appraisals and Certain Negotiations.

         (a) - (b) All reports, opinions and appraisals received by the Company are set forth in the Proxy Statement under the heading titled "Special Factors--Opinion of Financial Advisor" and are incorporated herein by reference.


         (c) The written opinions referred to in Item 9(a) are available for inspection at the principal executive offices of the Company by any interested stockholder of the Company or his representative that has been so designated in writing. Copies of such opinions and materials will be transmitted by the Issuer to any interested stockholder or his representative that has been so designated in writing upon the written request and at the expense of the requesting stockholder.

10.      Interest in Securities of the Issuer.


         (a) The information set forth in the Proxy Statement under the heading "Voting Securities and Principal Holders Thereof" is incorporated herein by reference.

         (b) There have been no transactions in the Company's Common Stock effected during the past 60 days by the Company, ATS, ATS Acquisitions, or any of their executive officers, directors or controlling shareholders.

11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.


         There are no contracts, arrangements, understandings or relationships (whether or not legally enforceable) in connection with the Rule 13e-3 transaction between the Company, ATS, ATS Acquisitions or any of their executive officers, directors or controlling shareholders and any person with respect to any securities of the Company.

12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.


         (a) The information set forth in the Proxy Statement under the headings "Summary--Required Vote", "Voting Rights and Proxies" and "Special Factors--Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" is incorporated herein by reference.


         (b) Information regarding recommendations with respect to the Merger is set forth in the Proxy Statement under the headings "Special
Factors--Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "--ATS' and ATS Acquisitions' Purpose and Reasons for the Merger," each of which is incorporated herein by reference.


13.      Other Provisions of the Transactions.


         (a) The information set forth in the Proxy Statement under the heading "Rights of Dissenting Shareholders" is incorporated herein by reference.

         (b) No provision has been made in connection with the Merger to allow unaffiliated stockholders of the Company or any affiliates to obtain access to the files of the Issuer or affiliates, respectively.

         (c) No exchange of debt securities is involved.


14.      Financial Information.


         (a) - (b) The information is set forth in the Proxy Statement under the heading "Financial Statements" is incorporated herein by reference.


15.      Persons and Assets Employed, Retained or Utilized.

         (a) No officer, employee, class of employees or corporate asset of the Company (excluding corporate assets which are proposed to be used as consideration for purchases of securities which are disclosed in Item 6 of this Statement) has been or is proposed to be employed, availed of or utilized by the Company or affiliate in connection with the Rule 13e-3 transaction.

         (b) Not applicable.


16.      Additional Information.


         All additional information set forth in the Proxy Statement and appendices thereto which is not otherwise incorporated in this Statement by reference is hereby incorporated herein by reference.

17.      Material to be filed as Exhibits.


         (b)(1) Opinion of RP Financial, L.C. (filed as Appendix B to Exhibit (d)(1))

         (b)(2)* RP Financial, L.C. Report, dated October 6, 1999, delivered to the Board of Directors and the Special Committee.

         (d)(1) Proxy Statement filed with the Securities and Exchange Commission by the Company on January 19, 2000.

         (e)(1) Section 262 of the Delaware General Corporation Law (filed as Appendix C to Exhibit (d)(1)).

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         * Previously filed.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 2000           n-VISION, INC.

                          By:      /s/ Delmar J. Lewis
                                   ----------------------------
                                   Name: Delmar J. Lewis
                                   Title: Chief Executive Officer


Dated:  January 17, 2000           ADVANCED TECHNOLOGY SYSTEMS, INC.

                          By:      /s/ Claude H. Rumsey, Jr.
                                   ----------------------------
                                   Name:  Claude H. Rumsey, Jr.
                                   Title:  Vice President


Dated:  January 17, 2000           ATS ACQUISITIONS, INC.

                          By:      /s/ Claude H. Rumsey, Jr.
                                   ----------------------------
                                   Name: Claude H. Rumsey, Jr.
                                   Title: Vice President


Dated:  January 17, 2000


                          By:      /s/ Delmar J. Lewis
                                   ----------------------------
                                   Delmar J. Lewis



Dated:  January 17, 2000


                          By:      /s/ Claude H. Rumsey, Jr.
                                   ----------------------------
                                   Claude H. Rumsey, Jr.